UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 34348 / August 3, 2021

In the Matter of

New Age Alpha Trust
c/o Ultimus Fund Solutions, LLC
4221 North 203rd Street
Elkhorn, Nebraska 68022

New Age Alpha Advisors, LLC
555 Theodore Fremd Ave.
Suite A-101
Rye, New York 10580

(812-15187)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

New Age Alpha Trust and New Age Alpha Advisors, LLC filed an application on December 23, 2020, and amendments to the application on April 6, 2021 and July 28, 2021 (the latter amendment correcting a typographical error in the application), requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements with certain affiliated and non-affiliated subadvisers without shareholder approval and also grants relief from certain disclosure requirements.

On July 6, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34322). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by New Age Alpha Trust and New Age Alpha Advisors, LLC (File No. 812-15187) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary